Iomai Corporation
20 Firstfield Road, Suite 250
Gaithersburg, MD 20878
April 30, 2007
VIA EDGAR AND OVERNIGHT DELIVERY
Ms. Sonia Barros
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Registration Statement (the “Registration Statement”) on Form S-3 (File No. 333-141549) of Iomai Corporation (the “Company”)
Dear Ms. Barros,
     In connection with the above-referenced filing, the Company hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Company may not assert the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     On April 27, 2007, the Company filed its proxy statement on Schedule 14A (the “Proxy Statement”) for its annual meeting of stockholders, scheduled to be held on June 5, 2007. As a result, the Registration Statement, which incorporates by reference the Company’s annual report on Form 10-K for the year ended December 31, 2006 (the “10-K”), now incorporates by reference the part III information incorporated by reference into the 10-K from the Proxy Statement. We believe that this responds to your only comment from your limited review letter dated April 6, 2007.
     Therefore, the Company requests effectiveness of the Registration Statement (File No. 333-141549) on May 1, 2007, or as soon thereafter as practicable.
     Please call the undersigned at (301) 556-4537 as soon as the above-referenced filing has become effective.
Very truly yours,
IOMAI CORPORATION

By:	/s/ Russell P. Wilson

Name: Russell P. Wilson
Title: Senior Vice President, Chief Financial Officer and General Counsel